03015062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-23275

SEC MAIL RECEIVED PROCESSING
FEB 2 8 2003
WASH. D.C. 155 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GIFFORD FONG ASSOCIATES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3658 Mt. Diablo Blvd., Suite 200
(No. and Street)

Lafayette (City) California (State) 94549 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Clifford Fong (925) 299-7800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lee, Steven S.
(Name — if individual, state last, first, middle name)

3660 Wilshire Blvd., Suite 522 (Address) Los Angeles (City) California (State) 90010

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Clifford Fong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gifford Fong Associates, as of February 27, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

HIDEKO KOTOKU KNAPPMAN
Commission # 1367349
Notary Public - California
Contra Costa County
My Comm. Expires Jul 29, 2006

Notary Public

Signature

Senior Vice President

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIFFORD FONG ASSOCIATES

(a California corporation)

REPORT ON AUDITS OF FINANCIAL STATEMENTS

for the years ended December 31, 2002 and 2001

GIFFORD FONG ASSOCIATES

CONTENTS

	Page
Facing Page	1
Contents	2
Independent Auditor's Report	3
Statements of Financial Condition	4
Statements of Operations	5
Statements of Shareholders' Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8-11
Supplementary Information:	
. Computation of Net Capital and Basic Net Capital requirements	12
. Reconciliation of the Computation of Net Capital	12
. Determination of the Reserve Requirements	13
. Supplemental Reports and Information Relating to Possession or Control Requirements	13
. Statement of Internal Controls	14-15
. Report on the SIPC Annual Assessment Required by SEC Rule 17a-5	16

STEVEN S. LEE
Certified Public Accountant

3660 Wilshire Blvd., Suite 522
Los Angeles, California 90010

Tel: (213) 251-0091
Fax: (213) 251-0092
e-mail: shuklee@pacbell.net

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Gifford Fong Associates
Lafayette, California

I have audited the accompanying statements of financial condition of Gifford Fong Associates as of December 31, 2002 and 2001 and the related statements of operations, shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted the audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial condition of Gifford Fong Associates as of December 31, 2002 and 2001, the results of its operations, its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II for the year ended December 31, 2002 is presented for purposes of additional analysis and is not a required part of basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Commission. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Steven S. Lee

February 7, 2003

GIFFORD FONG ASSOCIATES

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents (Note 3)	$ 421,845	$1,366,812
Accounts receivable, net (Notes 4 and 5)	2,152,629	765,156
Other receivables	4,583	20,847
Prepaid expenses	39,103	11,370
Deferred tax asset (Note 8)	36,384	3,501
Total current assets	2,654,544	2,167,686
Property and equipment, net (Note 6)	112,197	151,672
Notes receivable (Note 9)	2,607,113	2,604,613
Other investments (Note 7)	-	-
Other assets	429	429
TOTAL ASSETS	$5,374,283	$4,924,400
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 12,597	$ 10,941
Accrued payroll and related expenses	22,094	44,415
Deferred income	350	350
Total current liabilities	35,041	55,706
Deferred compensation (Note 9)	2,607,113	2,604,613
Total liabilities	2,642,154	2,660,319
Shareholders' equity:		
Common stock: $200 par value 250 shares authorized, issued, and outstanding	$ 50,000	$ 50,000
Additional paid-in capital	4,500,000	4,500,000
Accumulated deficit	(1,817,871)	(2,285,919)
Total shareholder's equity	2,732,129	2,264,081
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$5,374,283	$4,924,400

See notes to financial statements.

GIFFORD FONG ASSOCIATES

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUE:		
Research and consulting	$3,625,322	$1,898,576
Other income	49,743	42,760
Total operating revenue	3,675,065	1,941,336
OPERATING EXPENSES		
Salaries and related costs	1,195,713	1,233,764
General and administrative	311,907	279,619
Professional and consulting fees	51,086	84,669
Rent	197,097	177,121
Depreciation and amortization	47,832	47,127
Travel and entertainment	29,357	36,234
Data processing fees	18,131	19,237
Broker clearance charges	21,738	25,701
Marketing	2,141	2,900
Total operating expenses	1,875,002	1,906,372
OTHER INCOME (EXPENSES)		
Interest income	$ 31,478	$ 39,103
Equity income (loss) in a joint venture	-	310,861
Gain (loss) on asset dispositions	(1,576)	-
Gain (loss) realized in joint venture termination/contribution	-	(311,861)
Total other income	29,902	38,103
INCOME BEFORE PROVISION FOR INCOME TAXES	1,829,965	73,067
PROVISION FOR INCOME TAXES		
Income tax benefits (expenses) (Note 8)	32,083	(800)
NET INCOME	$ 1,862,048	$ 72,267

See notes to financial statements.

GIFFORD FONG ASSOCIATES

STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
Balance at December 31, 2001	$ 50,000	$ 4,500,000	$(1,498,186)	$ 3,051,814
Dividend distributions for the year ended December 31, 2001		-	(860,000)	(860,000)
Net income for the year ended December 31, 2001	-	-	72,267	72,267
Balance at December 31, 2001	$ 50,000	$ 4,500,000	$(2,285,919)	$ 2,264,081
Dividend distributions for the year ended December 31, 2002		-	(1,394,000)	(1,394,000)
Net income for the year ended December 31, 2002	-	-	1,862,048	1,862,048
Balance at December 31, 2002	$ 50,000	$ 4,500,000	$(1,817,871)	$ 2,732,129

See notes to financial statements.

GIFFORD FONG ASSOCIATES

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 1,862,048	$ 72,267
Adjustments to reconcile net income (loss) to cash provided by operating activities:		
Changes in provision for uncollectible receivables and clearance costs	236,226	133,466
Depreciation and amortization	47,832	47,127
Loss on asset dispositions	1,576	-
Loss (gains) on transfers of tangible and intangible properties	-	311,861
Equity loss (income) in joint venture	-	(310,861)
Changes in assets and liabilities:		
Decrease (increase) in receivables	(1,607,435)	1,066,923
(Increase) in prepaid and other assets	(27,733)	(2,549)
(Increase) in deferred tax asset	(32,883)	-
(Decrease) in accounts payable and accrued expenses	(20,665)	(66,983)
(Decrease) in deferred income	-	(603)
Net cash provided by operating activities	458,966	1,250,648
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and computer equipment	(9,933)	(12,695)
Loan paid	-	500,000
Net cash provided or (used) by investing activities	(9,933)	487,305
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	(1,394,000)	(860,000)
Net cash used by financing activities	(1,394,000)	(860,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(944,967)	877,953
Cash and cash equivalents, Beginning of year	1,366,812	488,859
Cash and cash equivalents, End of year	$ 421,845	$1,366,812
Other cash flow information - interest paid	$ 0	$ 0

See notes to financial statements.

GIFFORD FONG ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Gifford Fong Associates (the Company) was incorporated under the laws of the state of California and began operations in 1977. The Company is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended. The Company's primary business is providing quantitative fixed income investment research and consulting services for institutional investors.

The Company does not handle or maintain securities in its physical possession, nor does it maintain customer accounts. All transactions for accounts of customers are cleared through other member firms on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents include cash on hand, money market funds, and time deposits with maturity of shorter than 90 days.

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on the straight-line method and/or declining-balance method over the estimated useful lives of the related assets as follows:

Computer equipment	5 years
Office equipment	5 to 10 years
Automobiles	5 years
Computer software	3 years

Computer equipment consists of personal computers, related equipment, and equipment inventory. Improvements that extend the life of a specific asset are capitalized, while normal repair and maintenance costs are expensed as incurred.

Revenue is generated primarily from research and consulting arrangements with third parties that may include the use of propriety computer software programs for analyzing investment security strategies. Revenue is deferred when commissions are received before revenue is earned as determined in the service agreements.

Income taxes - On October 1, 1992, the Company elected under the Internal Revenue Code to be taxed as an S corporation effective August 1, 1992. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

However, due to the imposition of California tax on the net income of an S corporation at a nominal tax rate, the Company is subject to tax at the corporate level and thus provides for income taxes under the Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." The provisions of this statement require a liability approach. Deferred taxes are provided for temporary differences in the recognition of items for tax and financial reporting purposes and are adjusted for tax rate and changes in tax laws as they are enacted. Income tax expense is based on pretax income as presented in the financial statements.

3. CONCENTRATION OF CREDIT RISK - CASH

The Company maintained cash, cash equivalents, and certificate of deposit balances at several financial institutions. As of December 31, 2002, $ -0- of cash and cash equivalents exceeded federally insured limits.

4. CONCENTRATION OF CREDIT RISK - RECEIVABLES

The Company operates in the investment technology and research industry. The customers of the Company are located primarily within the United States and Canada.

Included in the accounts receivable at December 31, 2002 is the balance of $2,259,344 due from six clients for consulting and litigation expertise services that were performed in current and prior years. As of December 31, 2002 accounts receivable from such clients approximated 89% of total accounts receivable.

5. ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following at December 31, 2002 and 2001:

	2002	2001
Research and consulting	$ 2,528,844	$ 905,357
Brokers and dealers	1,230	1,018
	2,530,074	906,375
Allowance for doubtful accounts	(377,445)	(141,219)
Total	$ 2,152,629	$ 765,156

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2002 and 2001:

	2002	2001
Office equipment	$ 77,480	$ 77,480
Computer equipment	125,464	171,985

Automobiles	131,486	131,486
Total	334,430	380,951
Less accumulated depreciation and amortization	(222,233)	(229,279)
Total	$ 112,197	$151,672

For the years ended December 31, 2002 and 2001, depreciation expense was $47,832 and $47,127, respectively.

7. OTHER INVESTMENTS

The Company held the 49% interest in a Delaware limited liability company newly formed with an unrelated third party on July 7, 2000, for the primary purpose and objective of developing and marketing an internet-based solution for the measurement and analysis of derivatives. The intellectual properties contributed by the Company in exchange for the interest were valued at $600,000 by the members of the limited liability company on the date of contribution. On November 29, 2001 the limited liability company was liquidated, allocating the income of $310,861 for the final eleven months to and having the termination loss of $311,861 realized by, the Company.

8. INCOME TAXES

The Company is an S corporation for income tax reporting purposes; as such there is no federal income tax provision. The provision for income taxes at December 31, 2002 and 2001 consisted of:

	2002	2001
Current - state	$ 800	$ 800
Deferred tax asset - state	(32,883)	51,132
Deferred tax valuation allowance - state	-	(51,132)
Total income tax expenses (benefits)	$ (32,083)	$ 800

The temporary difference which gives rise to deferred tax as of December 31, 2002 is the California research and development tax credits. Valuation allowance of $ -0- was made with the decrease in the allowance of $51,132 during 2002. The Company's effective tax rate is 1.5%.

9. RELATED PARTY TRANSACTIONS

Under a 1990 deferred compensation agreement with the Company's officers, the Company purchased split dollar life insurance for officers. The officers made a collateral assignment of the policy to the Company. During 2002 and 2001, $2,500 and $10,000 were deferred under this arrangement. The Company's remaining deferred compensation obligation is contingent upon receiving a payment on the related note receivable from each officer. The portion of deferred

compensation and note receivable related to the President and majority shareholder was $2,502,313 in 2002 and 2001.

10. LEASE OBLIGATION AND COMMITMENT

Future minimum payments under the lease contract at December 31, 2002 were as follows:

Year Ending December 31:	Operating Lease
2003	$ 188,010
2004	188,010
2005	188,010
2006	62,670
Total minimum lease payments	$ 626,700

The Company leases space from a related party pursuant to noncancellable operating lease. The lease expires in April 2006. At the end of the lease, unless a new lease is executed between the parties, the lease shall continue on an annual basis unless sooner terminated pursuant to the lease.

Rental expenses of this lease were $191,931 for the year ended December 31, 2002.

11. PENSION

The employees of the Company are covered under a profit-sharing plan with a cash or deferred feature. The plan covers all full-time employees who have completed 12 months of service, have been credited with 1,000 hours of service, and have attained the age of 21. The Company will make a matching contribution to the plan of 3% of employee compensation if the employee contributes at least 3% of his or her compensation. If the employee contributes less than 3% of his or her compensation, the Company will match the contributed amount. The Company can change or eliminate the matching contribution at any time. During 2002 and 2001 the Company contributed $20,305 and $18,679, respectively, to the plan. The Company, if it so elects, may make discretionary profit-sharing contributions to the plan that are allocated to all eligible participants. During the years ended December 31, 2002 and 2001 no such profit-sharing contributions were made.

SCHEDULE I

GIFFORD FONG ASSOCIATES

STATEMENTS OF COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT

YEAR ENDED DECEMBER 31, 2002

Net capital:	
Total shareholders' equity	$ 2,732,129
Total capital and allowable subordinated liabilities	2,732,129
Deductions - total nonallowable assets from statement of financial condition:	
Research and consulting receivables, net	2,151,399
Furniture and equipment, net	112,197
Other assets	80,498
Total deductions	2,344,094
Net capital before haircuts on securities positions	388,035
Haircuts on cash equivalents	18,538
Net capital	$ 369,497
Aggregate indebtedness:	
Total liabilities	$ 2,642,154
Deductions - deferred compensation liability	(2,607,113)
Total aggregate indebtedness	$ 35,041
Computation of basic net capital requirement:	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 364,497
Ratio of aggregate indebtedness to net capital	0.09 to 1

Reconciliation of the Computation of Net Capital

There are no differences between the amounts reported above and amounts reported in the Company's amended Focus Report, Part IIA, as of December 31, 2002.

SCHEDULE II

GIFFORD FONG ASSOCIATES

Determination of the Reserve Requirements

Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 has not been prepared because the exemption under Regulation Section 240.15.3-3(k)(2)(i) is met.

Supplemental Reports and Information Relating to Possession or Control Requirements

Supplemental Reports pursuant to Rule 17a-5(d)(3) and (4) and the Information Relating to Possession or Control Requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

STEVEN S. LEE
Certified Public Accountant

3660 Wilshire Blvd., Suite 522
Los Angeles, California 90010

Tel: (213) 251-0091
Fax: (213) 251-0092
e-mail: shuklee@pacbell.net

To the Board of Directors
Gifford Fong Associates
Lafayette, California

In planning and performing my audit of the financial statements of Gifford Fong Associates (the Company) for the year ended December 31, 2002, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissioner's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely upon Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Steven S. Lee

February 7, 2003

STEVEN S. LEE

Certified Public Accountant

3660 Wilshire Blvd., Suite 522
Los Angeles, California 90010

Tel: (213) 251-0091
Fax: (213) 251-0092
e-mail: shuklee@pacbell.net

To the Board of Directors
Gifford Fong Associates
Lafayette, California

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Commission, I have performed the following procedures with respect to Form SIPC-7 of Securities Investor Protection Corporation assessments and payments of Gifford Fong Associates (an S corporation) for the year ended December 31, 2002. My procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and my report is not to be used for any other purposes. The procedures I performed are as follows:

1. Compared listed assessment payments with respective cash disbursement record entries;

2. Compared amounts reported in the audited Form X-17A-5 for the period from January 1, 2002 through December 31, 2002 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing procedures, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Gifford Fong Associates taken as a whole.

Steven S. Lee

February 7, 2003